Exhibit 99.1

FOR immediate RELEASE

Investor Relations:	Media Relations
Chris Burns Ph: 800-252-3526 David Marshall Ph:+ 353-1-709-4444	Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt Ph: +44-751-559-7858

ELAN ANNOUNCES RESULTS THROUGH CONSENT PAYMENT DEADLINE OF CASH TENDER OFFER AND CONSENT SOLICITATION FOR 8.75% SENIOR NOTES DUE 2016

DUBLIN, IRELAND – October 8, 2012  - Elan Corporation, plc (“Elan”) (NYSE: ELN) announced today the results, as of 11:59 p.m., Eastern time, on October 5, 2012 (the “Consent Payment Deadline”), of the cash tender offer and consent solicitation (the “Tender Offer and Consent Solicitation”), commenced on September 24, 2012, by its wholly-owned subsidiaries, Elan Finance public limited company (“Elan Finance”) and Elan Finance Corp. (“Elan Corp.” and together with Elan Finance, the “Co-Issuers”), to purchase any and all of their outstanding 8.75% Senior Notes due 2016 issued on October 2, 2009 (the “2009 Notes”) and 8.75% Senior Notes due 2016 issued on August 17, 2010 (the “2010 Notes” and, together with the 2009 Notes, the “Notes”).

As of the Consent Payment Deadline, the Co-Issuers had received tenders and consents in respect of (i) $439.5 million aggregate principal amount of 2009 Notes, representing approximately 93.10% of the outstanding aggregate principal amount of the 2009 Notes, and (ii) $141.3 million aggregate principal amount of 2010 Notes, representing approximately 92.69% of the outstanding aggregate principal amount of the 2010 Notes, all of which have been accepted for purchase. The holders of the accepted Notes will be entitled to receive “Total Consideration” of $1,093.34 per $1,000 of principal amount tendered, which amount includes a consent payment of $40.00 per $1,000 principal amount of Notes tendered.  In addition to the Total Consideration, holders of accepted Notes will receive accrued and unpaid interest from and including the most recent interest payment date, and up to, but excluding, October 9, 2012 (the “Early Settlement Date”).  Payment is expected to be made on the Early Settlement Date.

Elan also announced that it had received consents from holders representing a majority in aggregate principal amount outstanding of each of the 2009 Notes and the 2010 Notes to adopt the proposed amendments to the indentures governing each of the 2009 Notes and the 2010 Notes.  Elan and the Co-Issuers will enter into supplemental indentures effecting the proposed amendments with respect to each series of Notes, but the proposed amendments will not become effective until payment for the applicable series of Notes has been made.

The total cash payment to purchase the Notes tendered as of the Consent Payment Deadline, including accrued and unpaid interest up to, but not including, the Early Settlement Date, is approximately $659.5 million.  Holders who have not already tendered their Notes may continue to do so at any time at or prior to 11:59 p.m. Eastern time, on October 22, 2009, unless the Co-Issuers extend or earlier terminate the Tender Offer and Consent Solicitation.  However, such holders will not be entitled to receive any consent payment, and will instead, be entitled to receive consideration of $1,053.34 per $1,000 of principal amount tendered, plus accrued and unpaid interest from and including the most recent interest payment date, and up to, but excluding, the applicable settlement date.  Pursuant to a notice of redemption previously delivered to holders of the Notes, on October 31, 2012 (the “Redemption Date”), the Co-Issuers will redeem any Notes that remain outstanding following the Tender Offer and Consent Solicitation at a redemption price equal to 108.75% of their face amount, plus accrued and unpaid interest from and including the most recent interest payment date, and up to, but excluding, the Redemption Date.

Withdrawal rights for the Tender Offer and Consent Solicitation have expired. Accordingly, holders may not withdraw any Notes previously or hereafter tendered, except as contemplated in the Co-Issuers' Offer to Purchase and Consent Solicitation Statement dated September 24, 2012 (the “Offer to Purchase and Consent Solicitation Statement”).  The terms and conditions of the Tender Offer and Consent Solicitation, including the Co-Issuer's obligation to accept the Notes tendered and pay the purchase price therefor, are set forth in the Offer to Purchase and Consent Solicitation Statement. The Co-Issuers may amend, extend or, subject to certain conditions, terminate the Tender Offer and Consent Solicitation, in their sole discretion.

This press release does not constitute a notice of redemption under the optional redemption provisions of the indenture governing the Notes, nor does it constitute an offer to sell, or a solicitation of an offer to buy, any security. No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful.

Morgan Stanley is acting as Dealer Manager for the Tender Offer and Consent Solicitation.  Questions regarding the Tender Offer and Consent Solicitation may be directed to Morgan Stanley at (800) 624-1808 (toll free) or (212) 761-1057 (collect).  Requests for documents relating to the Tender Offer and Consent Solicitation may be directed to D.F. King & Co., Inc., the Information Agent, at (800) 431-9645 or (212) 269-5550 (banks and brokers).

About Elan

Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the Company, please visit www.elan.com.

Safe Harbor/Forward-Looking Statements

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other security and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful.

The information contained in this press release is not for publication or distribution in Canada, Australia or Japan and does not constitute an offer of securities for sale in Canada, Australia or Japan.

In the United Kingdom, this press release is directed only at (i) Persons who have professional experience in matters relating to investments falling within Article 19(1) of The Financial Services And Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") and (ii) High Net Worth Entities falling within Article 49(2) of The Order and (iii) persons to whom it would otherwise be lawful to distribute it (all such persons together being referred to as "Relevant Persons").

In addition, if and to the extent that this press release is communicated in any EEA member state that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any member state, the “Prospectus Directive”), this press release is only addressed to and directed at persons in that member state who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that member state. This press release does not constitute a prospectus within the meaning of the Prospectus Directive. This press release constitutes an advertisement for the purposes of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (as amended).

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, the completion of the Tender Offer and Consent Solicitation.  You can identify these statements by the fact that they use words such as “expect”, “estimate”, and “intend” and other words and terms of similar meaning in connection with any discussion of future events.  Factors that could affect whether the Tender Offer and Consent Solicitation is completed include, among other things, uncertainties related to corporate debt securities generally, the securities of biotechnology companies generally and Elan’s debt securities in particular.  A further list and description of risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011 and in its Reports of Foreign Issuer on Form 6-K furnished to the Securities and Exchange Commission.  Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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SOURCE: Elan Corporation, plc: